UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 5 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Protection One, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74 3663 304
                                 (CUSIP Number)

                                  Lee P. Wages
                                    President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 1999

         (Date of Event which Requires Filing of This Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                               Amendment No. 5 to
                                  SCHEDULE 13D


CUSIP NO. 74 3663 304
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westar Capital, Inc.                                    48-1092416

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF  A GROUP               (A) [_]
                                                                      (B) [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Kansas

                        7  SOLE VOTING POWER

                                0
NUMBER OF SHARES
  BENEFICIALLY          8  SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                114,505,372
     WITH
                        9  SOLE DISPOSITIVE POWER

                                0

                        10 SHARED DISPOSITIVE POWER

                                114,505,372

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                114,505,372


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


                               Amendment No. 5 to
                                  SCHEDULE 13D


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                             [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                85.44%

14    TYPE OF REPORTING PERSON

              CO




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


                               Amendment No. 5 to
                                  SCHEDULE 13D


CUSIP NO. 74 3663 304
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Western Resources, Inc.                                 48-0290150

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF  A GROUP               (A) [_]
                                                                      (B) [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Kansas

                        7  SOLE VOTING POWER

                                0
NUMBER OF SHARES
  BENEFICIALLY          8  SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                114,505,372
     WITH
                        9  SOLE DISPOSITIVE POWER

                                0

                        10 SHARED DISPOSITIVE POWER

                                114,505,372

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                114,505,372

                               Amendment No. 5 to
                                  SCHEDULE 13D


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                             [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                85.44%

14    TYPE OF REPORTING PERSON

              CO



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



         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on November 24, 1997, (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 1. Security and Issuer

         No material change.

Item 2. Identity and Background

         No material change.

Item 3. Source and Amount of Funds or Other Consideration

         No material change.

Item 4. Purpose of Transaction

         Western Resources, Inc. ("Western") and the Issuer issued a joint press release (the "Joint Press Release") on January 25, 1999 which stated that, in order to permit Western to maintain ownership in excess of 80% of the issued and outstanding Shares following the issuance of Shares to stockholders of Lifeline Systems, Inc. ("Lifeline") in connection with the acquisition of Lifeline by the Issuer, the Board of Directors of the Issuer had authorized a private placement of Shares to the Reporting Person, a wholly owned subsidiary of Western. The Joint Press Release also stated that the Reporting Person may acquire Shares in open market or privately negotiated transactions depending upon market conditions. A copy of the Joint Press Release is attached hereto as Exhibit 1 and is incorporated by reference in its entirety to this Item 4.

Item 5. Interest in Securities of the Issuer

         (a) To the best knowledge and belief of the Reporting Person, there were 126,838,741 Shares issued and outstanding as of December 31, 1998. As a result of the purchases described in this Amendment No. 5, the Reporting Person beneficially owns (within the meaning of Rule 13d-3) 114,505,372 Shares, constituting approximately 85.44% of the total amount of issued and outstanding Shares (which is 134,015,211 Shares assuming that 4,426,232 Shares into which Convertible Notes held by the


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



Reporting Person are converted and 2,750,238 Shares subject to the Reporting Person's option to purchase are outstanding).

         (b) Since the filing of Amendment No. 4 to the Statement, the Reporting Person acquired 810,000 Shares of common stock and $25,800,000 principal amount of 6.75% Senior Convertible Subordinated Notes which may be converted at any time into common stock at a price of $11.1946236 per share in open market transactions. Set forth below is a table identifying and describing such open market transactions:


     Shares Purchased          Price Per Share         Date of Purchase

         145,000                     $9.94830              06/19/98
          30,000                    $10.00000              06/22/98
          15,000                    $10.47920              06/23/98
          10,000                    $10.72500              06/24/98
         100,000                    $11.00000              06/24/98
         135,000                    $10.95370              06/25/98
         100,000                    $10.95312              06/26/98
          25,000                    $10.87500              06/29/98
         145,000                    $10.92670              06/30/98
          15,000                    $10.75000              06/30/98
          75,000                    $10.95830              07/01/98
          15,000                    $10.75000              07/01/98


     Convertible Notes         Price Per Share         Date of Purchase

         $3,000,000                $124.00                 07/17/98
         $1,000,000                $124.00                 07/22/98
         $6,000,000                $124.00                 07/23/98
         $1,800,000                $124.00                 07/27/98
         $2,000,000                $120.50                 08/13/98
         $1,250,000                $120.50                 08/17/98
           $750,000                $120.50                 08/20/98
         $1,000,000                $120.50                 08/21/98
         $2,000,000                $120.50                 08/26/98
         $2,000,000                $120.00                 08/27/98
         $3,500,000                $115.00                 09/01/98
         $1,500,000                $114.00                 09/04/98



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



Item 6. Contracts, Arrangements,
        Understandings or Relationships
        with Respect to Securities of
        the Issuer

         The response to Item 4 set forth above and the Joint Press Release attached hereto as Exhibit 1 are incorporated by reference in their entirety to this Item 6.

Item 7. Material to Be Filed as Exhibits

         Exhibit 1. Joint Press Release of Western Resources, Inc. and Protection One, Inc., dated January 25, 1999.


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



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February __, 1999

                                            WESTAR CAPITAL, INC.

                                            By:  /s/Lee P. Wages
                                                 Name: Lee P. Wages
                                                 Title: President


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February __, 1999

                                            WESTERN RESOURCES, INC.

                                            By:   /s/ Richard D. Terrill
                                                  Name: Richard D. Terrill
                                                  Title: Vice President, Law












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